SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ÄÄÄÄÄÄÄÄÄ Ä ÄÄÄÄÄ

CIMATRON LIMITED
(Translation of Registrant’s name into English)

ÄÄÄÄÄÄÄÄÄ Ä ÄÄÄÄÄ

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes ☐ No ☑

FOR IMMEDIATE RELEASE

Cimatron Ltd Reports 2004 Third Quarter Results

Revenues of $5.3 Million

8.3% Growth Compared to Q3 2003

Givat Shmuel, Israel, - November 22, 2004- Cimatron Limited (NASDAQ: CIMT), a global provider of CAD/CAM solutions for the tooling industry, today announced financial results for the third quarter ending September 30, 2004.

Revenues for the third quarter of 2004 were $5.3 million compared to $4.88 million in the third quarter of 2003 (growth of 8.3%) and to $6.11 million in the second quarter of 2004. Net loss for the quarter was $352K compared to $574K net loss in Q3 2003.

Revenues of 2004 first nine months were $16.76M compared to $15.55M last year, representing a year-over-year growth of 8%. The first 3 quarters loss was $139K compared to $573K in the same period last year.

Commenting on the third quarter results, Zvika Naggan, President and Chief Executive Officer of Cimatron, stated, “During this quarter we achieved substantial growth in revenues compared to the parallel quarter last year. Considering strong industry seasonality where Q3 is substantially weaker relatively to the rest of the year, we continue to see overall improvement in the company’s results compared to last year. The nine-months results compared to the same period last year show a clear trend of revenue-growth and reduction in loss. We are very optimistic that this trend will remain consistent throughout 2004.

During this quarter we continued to see increased revenues from Asia, representing 20% of our sales. We expanded our activities in China through our Chinese subsidiary: the revenues from China more than doubled in the first nine months of 2004 compared to parallel period last year.

In addition to the growing activity in the Asian market, we continue to enhance our global presence and retain leading market share in other territories like the US and Western Europe. For example, Cimatron is among the leading CAD/CAM software for toolmakers in Italy and in Germany.

Cimatron E, our flagship product, continued to gain market acceptance during this quarter. Its integrative design and manufacturing solution for toolmakers - from part analysis and preparation tools, to drawing and machining - continued to attain our customers’ confidence. The product is further enhanced in version 6, which was launched in November 2004. Cimatron E 6.0 features high level of automation, full associativity and system integration, and is designed to guarantee our customers with greater productivity and short delivery time.

2

We will continue to focus on delivering the best service to our customers and pay special attention to their needs, providing them with superior technical support and dedicated localized solutions“.

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading provider of integrated CAD/CAM solutions dedicated for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 17,500 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Eli Gendler, CFO
Cimatron Ltd.
972-3-531-2121
elig@cimatron.com

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

3

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30,	June 30,
	2004	2004
	(Unaudited)	(Unaudited)
ASSETS

Total cash, cash equivalents and short-terms investments	$9,257	$10,581
Other current assets	6,363	6,755
Total current assets	15,620	17,336

Deposits with insurance companies and severance pay fund	2,945	3,024

Net property and equipment	1,085	1,076

Other assets	1,892	1,992

Total assets	$21,542	$23,428

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total current liabilities	$5,057	$6,505

Accrued severance pay	3,292	3,366

Total shareholders’ equity	13,193	13,557

Total liabilities and shareholders’ equity	$21,542	$23,428

4

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(Unaudited)

Total revenue	$5,283	$4,877	$16,761	$15,549

Total cost of revenue	1,005	1,068	3,350	3,418

Gross profit	4,278	3,809	13,411	12,131

Research and development expenses, net	1,393	1,192	3,946	3,947

Selling, general and administrative expenses	3,421	3,225	10,018	9,203
Operating income (loss)	(536)	(608)	(553)	(1,019)

Net income (loss)	$(352)	$(574)	$(139)	$(573)
Net income (loss) per share	$(0.04)	$(0.07)	$(0.02)	$(0.07)

Weighted average number of
shares outstanding	7,835	7,835	7,835	7,840

5

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

Date: November 23, 2004	By:	/s/ Eli Gendler
Eli Gendler
Chief Financial Officer

6